FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of August, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

HANSON PLC ORD 10P

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )

An event changing the breakdown of voting rights:                          (   )

Other (please specify) :                                                   (   )

3. Full name of person(s) subject to the notification obligation:

ABN AMRO BANK N.V. LONDON BRANCH

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

08/08/2007

6. Date on which issuer notified:

09/08/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction
                       Number of shares       Number of voting Rights

ORD 10P
GB0033516088

                     Resulting situation after the triggering transaction

Class/type of shares Number of shares Number of voting rights % of voting rights if possible using
the ISIN CODE
                     Direct  Indirect Direct     Indirect     Direct    Indirect

ORD 10P
GB0033516088         26,326,495       26,326,495              3.69%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting    % of voting
financial                    Period/ Date        rights that may be  rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.

Total (A+B)
Number of voting rights       % of voting rights

26,326,495                    3.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 10, 2007